SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

December, 2017

Commission File Number 1-15182

DR. REDDY’S LABORATORIES LIMITED

(Translation of registrant’s name into English)

8-2-337, Road No. 3, Banjara Hills

Hyderabad, Telangana 500 034, India

+91-40-49002900

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-________.

EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Press Release, Dr. Reddy’s Announces Approval of Impoyz™ (clobetasol propionate) Cream, 0.025% First-Cycle NDA Approval, dated December 1, 2017.
99.2	Notice to Stock Exchanges re: Receipt of Establishment Inspection Report (EIR) for our Custom Pharmaceutical Services (CPS) facility, Technology Development Centre (TDC-1) at Miyapur, Hyderabad from USFDA dated December 1, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY’S LABORATORIES LIMITED
(Registrant)

Date: December 1, 2017	By:	/s/ Sandeep Poddar
		Name:	Sandeep Poddar
		Title:	Company Secretary